FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 29, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on July 29, 2021

CELLCOM ISRAEL ANNOUNCES ISRAELI MINISTRY OF
COMMUNICATIONS DEMANDS RETURN OF FINANCIAL
BENEFITS RECEIVED BY SUBSIDIARY

Netanya, Israel – July 29, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous report regarding a demand by the Israeli Ministry of Communications ("the MOC") that Golan Telecom Ltd. ("Golan"), a wholly owned subsidiary of the Company, return financial benefits it received from the MOC in the past (some of which have already been returned as previously reported), as a condition for the approval of the Golan purchase transaction by the Company, on July 28, 2021, the Company received the MOC's resolution by which Golan is required to return the balance of the monetary benefits, totaling approximately NIS 59 million as of the date of the demand. As previously reported, Golan recognized the full provision of the said demand (before its consolidation by the Company) in its financial statements and further provided securities to secure this payment, therefore the resolution does not affect the Company's financial results.

The Company studies the MOC's resolution and will decide on its steps accordingly.

For additional details see our annual report for the year ended December 31, 2020 on Form 6-K, dated March 17, 2021, under note 7 to our financial statements (incorporated by reference into our Form 20-F, dated April 28, 2021, under item 18).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date: July 29, 2021	By:	/s/ Liat Menahemi Stadler
	Name:	Liat Menahemi Stadler
	Title:	VP Legal and Corporate Secretary